Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

 Commission File Number: 333 - 172888

This filing relates to a planned merger (the "Merger") between Alpha Natural Resources, Inc. ("Alpha") and Massey Energy Company ("Massey") pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the "Merger Agreement"), by and among Alpha, Mountain Merger Sub, Inc. and Massey. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Alpha on January 31, 2011, and is incorporated by reference into this filing.

Alpha and Massey issued the following joint press release on May 18, 2011.

FOR IMMEDIATE RELEASE

ISS RECOMMENDS THAT ANR AND MEE SHAREHOLDERS
APPROVE PROPOSED MERGER AT SPECIAL SHAREHOLDER MEETINGS TO BE HELD ON JUNE 1, 2011

ABINGDON, VA and RICHMOND, VA, May 18, 2011 – Alpha Natural Resources, Inc. (NYSE: ANR) and Massey Energy Company (NYSE: MEE) announced today that Institutional Shareholder Services (ISS) has recommended that shareholders of ANR and MEE vote for adoption of all board-sponsored proposals to merge the two companies.

Kevin Crutchfield, ANR’s Chief Executive Officer, said “We are pleased that ISS has joined with many leading industry analysts in recognizing the strong strategic rationale behind this transaction and gratified by the support that we’ve received for this transaction from our own shareholders.”

Baxter F. Phillips, Jr., MEE’s Chief Executive Officer & President, said, “We are pleased by the ISS endorsement of this transaction and look forward to the shareholder vote on June 1.”

Special meetings of ANR and MEE shareholders have been called to consider and act on the proposed merger on June 1, 2011.  Assuming ANR and MEE shareholders approve the proposals, ANR plans to consummate the merger after the shareholder meetings on June 1.

About Alpha Natural Resources
Alpha Natural Resources is one of America's premier coal suppliers with coal production capacity of greater than 90 million tons a year.  Alpha is the nation's leading supplier and exporter of metallurgical coal used in the steel-making process and is a major supplier of thermal coal to electric utilities and manufacturing industries across the country.  The Company, through its affiliates, employs approximately 6,500 people and operates approximately 68 mines and 13 coal preparation facilities in Appalachia and the Powder River Basin.  More information about Alpha can be found on the Company’s Web site at www.alphanr.com.

About Massey Energy Company
Massey Energy Company, headquartered in Richmond, Va., with operations in West Virginia, Kentucky and Virginia, is the largest coal producer in Central Appalachia and is included in the S&P500 Index.  Massey produces, processes and sells various steam and metallurgical grade coals through its 25 processing plants and shipping centers and employs, through its various subsidiaries, more than 7,300 employees.  More information about Massey can be found on the company’s Web site at www.masseyenergyco.com.

Forward Looking Statements
Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

Important Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation
Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s Annual Report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

Alpha Natural Resources:

Investor Contact
Todd Allen, CFA
(276) 739-5328
tallen@alphanr.com

Media Contacts
Ted Pile
(276) 623-2920
tpile@alphanr.com

Rick Nida
(276) 739-5304
rnida@alphanr.com

Massey Energy Company:

Investor Relations
Roger Hendriksen
(804) 788-1824